UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-37871

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

(86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously reported, on May 5, 2018, Gridsum Holding Inc. (the “Company”) issued to FutureX Innovation SPC (“FutureX”) a convertible note in the principal amount of US$40,000,000 due November 5, 2019 (the “Note”), and bearing interest at the rate of 2.80% per year. As of the date of this Form 6-K, the Company has not yet repaid the Note.

On December 9, 2019, FutureX served a statutory demand on the Company, under which FutureX (i) claims that the Company owes, as of December 9, 2019, a total amount of US$41,913,498 under the Note (the “Debt”), (ii) demands that the Company pay the Debt or secure or compound for it to FutureX’s satisfaction, and (iii) states that if payment of the Debt is not made within 21 days of the date when the statutory demand was served on the Company, the Company will be deemed to be insolvent and a winding up petition may be presented against the Company in accordance with applicable Cayman laws.

The Company is engaged in discussions to resolve its obligations under the Note but there can be no assurance that any such resolution can be reached on a timely basis, or at all. In the event the Company is deemed insolvent there can be no assurance that the Company’s ADRs will remain listed for trading on The Nasdaq Stock Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gridsum Holding Inc.

By:	/s/ Ravi Sarathy
Name:	Ravi Sarathy
Title:	Chief Financial Officer

Date: December 12, 2019

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